Filed Pursuant to Rule 425

Filing Person: Pinnacle Financial Partners, Inc.

Subject Company: Magna Bank

Commission File No. 000-31225

Additional Information and Where to Find It

In connection with the proposed merger, Pinnacle Financial Partners, Inc. (“Pinnacle”) intends to file a registration statement on Form S-4 with the Securities and Exchange Commission (the “SEC”) to register the shares of Pinnacle common stock that will be issued to Magna Bank’s shareholders in connection with the transaction. The registration statement will include a proxy statement/prospectus (that will be delivered to Magna Bank’s shareholders in connection with their required approval of the proposed merger) and other relevant materials in connection with the proposed merger transaction involving Pinnacle Bank and Magna Bank (“Magna”).

INVESTORS AND SECURITY HOLDERS ARE ENCOURAGED TO READ THE PROXY STATEMENT/PROSPECTUS WHEN IT BECOMES AVAILABLE AND ANY OTHER RELEVANT DOCUMENTS TO BE FILED WITH THE SEC IN CONNECTION WITH THE PROPOSED TRANSACTION BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT PINNACLE, MAGNA AND THE PROPOSED TRANSACTION.

Investors and security holders may obtain free copies of these documents once they are available through the website maintained by the SEC at http://www.sec.gov. Free copies of the proxy statement/prospectus also may be obtained by directing a request by telephone or mail to Pinnacle Financial Partners Inc., 150 3rd Avenue South, Suite 980, Nashville, TN 37201, Attention: Investor Relations (615) 744-3742 or Magna Bank, 6525 Quail Hollow Road, Suite 513, Memphis, TN 38120 Attention: Shareholder Services (901) 259-5600.

This communication shall not constitute an offer to sell or the solicitation of an offer to buy securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of such jurisdiction.

Forward-Looking Statements

All statements, other than statements of historical fact included in this presentation, are forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. The words “expect,” “anticipate,” “intend,” “plan,” “believe,” “seek,” “estimate” and similar expressions are intended to identify such forward-looking statements, but other statements not based on historical information may also be considered forward-looking including statements about the benefits to Pinnacle of the proposed merger transaction, Pinnacle’s future financial and operating results (including the anticipated impact of the merger on Pinnacle’s earnings and tangible book value) and Pinnacle’s plans, objectives and intentions. All forward-looking statements are subject to risks, uncertainties and other facts that may cause the actual results, performance or achievements of Pinnacle to differ materially from any results expressed or implied by such forward-looking statements. Such factors include, among others, (1) the risk that the cost savings and any revenue synergies from the merger may not be realized or take longer than anticipated to be realized, (2) disruption from the merger with customers, suppliers or employee relationships, (3) the occurrence of any event, change or other circumstances that could give rise to the termination of the merger agreement, (4) the risk of successful integration of the two companies’ businesses, (5) the failure of Magna’s shareholders to approve the merger, (6) the amount of the costs, fees, expenses and charges related to the merger, (7) the ability to obtain required governmental approvals of the proposed terms of the merger, (8)

reputational risk and the reaction of the parties’ customers to the proposed merger, (9) the failure of the closing conditions to be satisfied, (10) the risk that the integration of Magna’s operations with Pinnacle’s will be materially delayed or will be more costly or difficult than expected, (11) the possibility that the merger may be more expensive to complete than anticipated, including as a result of unexpected factors or events, (12) the dilution caused by Pinnacle’s issuance of additional shares of its common stock in the merger and (13) general competitive, economic, politics of and market conditions. Additional factors which could affect the forward looking statements can be found in Pinnacle’s Annual Report on Form 10-K, Quarterly Reports on Form 10-Q, and Current Reports on Form 8-K filed with or furnished to the SEC and available on the SEC’s website at http://www.sec.gov. Pinnacle and Magna disclaim any obligation to update or revise any forward-looking statements contained in this presentation which speak only as of the date hereof, whether as a result of new information, future events or otherwise.

Set forth below is the transcript of a conference call conducted by Terry Turner and Harold Carpenter, the President and Chief Executive Officer and the Chief Financial Officer, respectively, of Pinnacle Financial Partners, Inc. on April 29, 2015 during which Messrs. Turner and Carpenter discussed the proposed merger of Pinnacle Bank and Magna Bank.

PINNACLE FINANCIAL PARTNERS

Moderator: Terry Turner

April 29, 2015

9:30 a.m. ET

Operator:	Welcome to the Pinnacle Financial Partners Magna Bank acquisition investor conference call. Hosting the call today from Pinnacle Financial Partners is Mr. Terry Turner, President and CEO of Pinnacle. He is joined by Harold Carpenter, Chief Financial Officer of Pinnacle. Please note, the release announcing Pinnacle’s proposed acquisition of Magna Bank and this morning’s presentation are available on the Investor Relations page of Pinnacle’s Web site at www.PNFP.com.

Today’s call is being recorded and will be available for replay on Pinnacle’s Web site for the next 90 days. At this time all participants have been placed in a listen-only mode. The floor will be open for your questions following the presentation.

If you would like to ask a question at that time, please press star one on your touch tone phone. Analysts will be given preference during the Q&A. And we ask that you please pick up your handset to allow optimal sound quality. Before we begin, Pinnacle does not provide earnings guidance or a forecast.

During this presentation, we may make comments, which may constitute forward-looking statements. All forward-looking statements are subject to risks, uncertainties, and other facts that may cause actual results, performance, or achievements of Pinnacle Financial to differ materially from any results expressed or implied by such forward-looking statements.

Many of such factors are beyond Pinnacle Financial’s ability to control or predict. And listeners are cautioned to not put undo reliance on such forward-looking statements. A more detailed description of these and other risks is contained in the press release announcing the transaction and in Pinnacle Financial’s most recent annual report on Form 10-K.

Pinnacle Financial disclaims any obligation to update or revise any forward-looking statements contained in this presentation whether as a result of new information, future events, or otherwise. In addition these remarks may include certain non-GAAP financial measures as defined by SEC Regulation G.

A presentation of the most directly comparable GAAP financial measures and a reconciliation of non-GAAP measures to the comparable GAAP measures will be available on Pinnacle Financial’s Web site at www.PNFP.com. I would now like to turn the call over to Mr. Terry Turner. Sir, you may begin.

Terry Turner:	Thank you, operator, and good morning, and thanks all of you who are joining us on the call this morning. We appreciate your interest in our firm. I’ll start here where I’ve started the last several calls. And that’s with our long-term plan or long-term outlook.

Broadly, we’ve said we intend to build a $13 to $15 billion bank operating in all four Tennessee’s urban markets. The key building blocks include developing the best in class CRE program to match what we’ve done on – in our (C&I) program in the state of Tennessee. Expanding to Chattanooga and Memphis, and investing in fee businesses that improve our profitability and diversify our revenue streams.

This morning, obviously we’re here to talk about our expansion to Memphis. You know really two specific components we want to talk about. First is the acquisition of Magna Bank. And secondly is the lift out of the team of eight bankers from First Horizon.

We signaled our interest in the Memphis market really going all of the way back to the inception of our firm, calling ourselves an urban community bank, and focusing on the urban markets in Tennessee. I think most everyone on the call understands what we’ve built in Nashville and Knoxville, which are two very attractive growth markets.

And clearly size and growth dynamics for those markets are excellent. But really the principal reason for our success has not been the economic growth of the markets. It’s really been the competitive landscape. Those two markets are dominated by large regional banks, who as a group have given up extraordinary bankers, and extraordinary share volumes to our more engaging model for both associates and clients.

That’s really the primary appeal of the Memphis market. It’s dominated by exactly the same set of regional banks. The same ones that we compete with in Nashville and Knoxville, where we’ve been the fastest growing bank in the market.

Magna Bank is an ideal merger partner for PNFP. It’s an extremely well run bank. It – I would say much like Pinnacle and much like CapitalMark. It’s really poised for a meaningful operating leverage. It’s at a point where the growth is beginning to accelerate.

I would say that the balance sheet growth has been nice. The asset quality has been excellent. And the profitability is ramping up just as I mentioned in the first quarter of 2015. They have a 1.01 ROAA. And excellent growth, 33 percent growth in net income.

I think one of the things that is most attractive to me about Magna is the management and leadership of the Company and the Board. That’s a critical thing for anything we’d want to do on a market extension.

Kirk Bailey, who is the chairman, president, and CEO of that company is a journeyman banker, and been involved in several banks; including having been the Memphis president for Union Planters in Memphis at a time prior to starting Magna Bank. So, I would go on and say that this acquisition really is a scalable platform for us to launch our growth strategy.

I think again that’s a really important part of what we’re trying to do. Most of you understand that I continue to view our company primarily as an organic grower. And the acquisitions that we’ve made really are only interesting because they serve as a platform to continue our organic growth model.

Magna is well positioned in the Memphis market. You can see we’ve listed its position there as the 12th in terms of FDIC market share in the MSA. As I think, back on slide 22, there’s a breakdown of the FDIC market share. You can see there.

I think one of the things that excites me about this is that really just two percent growth in market share would put us in a number five position in the market. So you’ve got a lot of small players that follow these big regional banks. And so again, it’s not an insurmountable challenge to propel ourselves past a lot of the smaller local banks.

Obviously any time you’re looking at an M&A transaction – we’re not as somebody asked me – would the deal be accretive? And I kind of smiled. And I thought I certainly wouldn’t do one on purpose that was not accretive. And so this is a handsome transaction.

It will put us in a position to be $8 billion in pro forma assets. That includes Pinnacle, CapitalMark and Magna Bank. It will be accretive to our first 12 months of earnings. And approximately five percent in terms of the long-term EPS accretion. And it’s accretive day one to tangible book.

So, it is a very handsome transaction. With that, I’ll turn it over to Harold and let him review the transaction in more detail.

Harold Carpenter:	Thank you, Terry. Now getting more into the details of the transaction, the primary items are detailed on the chart. And for the most part, were in the last night’s press release. Based on the ten day trailing average, we’re valuing the transaction at almost $83 million, which equates to $15.41 per Magna share with a $9.86 tangible book value, and this equates to 156 percent tangible book value premium. And as Magna has earned $0.99 per share over the last four quarters, the trailing 12 multiple is approximately 15.5. As to comparables in the peer groups we looked at, we believe we have a fair – a very fair transaction given the high quality of the Magna franchise.

And all in all, we feel like both shareholder groups are being rewarded. The transaction is structured around 1.325 million Pinnacle shares along with cash of almost $19 million being delivered to the Magna shareholders at closing. The exchange ratio for the share component works out to be approximately 0.3369 PNFP shares for each Magna share, or about $62.1 million.

They also have 328,000 outstanding options with a weighted average exercise price of $8.36. Any outstanding options will be cashed out at closing at a $14.32 value per option. Stock options make up about $2 million of the total transaction value.

Additionally, our plans are to redeem the SBLF at close. We’ll work through all of those requirements over the next few months. We did not entertain any idea of maintaining the SBLF after the close.

So, considering the $19 million required for the close and the $18 million for SBLF, as well as the cash requirements for the CapitalMark transaction, we continue to study potential subdebt issuances for our firm to assist in funding the cash component of the acquisitions.

A key point in all of this is that Magna does not have a holding company. So, the SBLF is at the bank. So, that’s – that provides slightly more flexibility when it comes to funding the cash requirements.

We also have four very experienced long time Memphis banking leaders to join our franchise. And we’ll also add another independent director to the Pinnacle Board with Thomas Farnsworth.

We’re very excited and looking forward to the significant contributions each of these individuals will make to our firm in the future. The information regarding these individuals is provided in the appendix.

You can see the expected closings, which we are – expect – which we are pegging at September 30, 2015, basically the same date as the CapitalMark close. It will be a busy summer. As to regulatory filings, Magna has a very strong reputation and relationship with the various regulatory organizations. So, we expect the regulatory process to go smoothly.

For those of you that were on the CapitalMark call, you’ll notice that we’re expecting systems conversions for Magna to occur in the fourth quarter of this year, which is a few months before the CapitalMark conversions. The reason for the acceleration is due to systems contracts, and expiration dates as Magna has a shorter string on the expiration of their IT licenses.

Here are the usual pie charts you probably see in a lot of merger presentations. A segment that we are particularly excited about with Magna is the commercial real estate segment as Magna has developed some unique niches in this segment that we believe we can capitalize and expand upon. Additionally, our due diligence process was very impressed with Magna’s credit processes in both client selection as well as underwriting practices.

In the end, yes, Magna is a slightly different firm from both Pinnacle and CapitalMark. Magna is in businesses that we would not likely had invested in absent this transaction. We do have managers in Pinnacle that are experienced in mortgage servicing, and understand, and believe in the business model over the long haul.

Thus, we’ve elected to invest and expand rather than divest and contract. Even with all of that, after you add up all three banks, you’ll see that our loan mix remains fairly consistent with where we are today. As to deposits, we believe we have three firms that have a very similar business mix and compete every day for high quality operating accounts and business owner/manager checking accounts.

Magna, like CapitalMark, has a deep funding base with very loyal clients. Our branch distribution thesis is that we believe the present Magna locations are in great locations in which to launch our franchise; which we are targeted to be $2.5 billion over the next several years.

We won’t spend a lot of time here, as much of this information is on the slide. Obviously the due diligence process is all about risk identification and mitigation. We designed the process along the same lines as our EWRM process so that we could analyze the risk in a manner similar to how we carry out our EWRM processes at Pinnacle.

Again and similar to the CapitalMark due diligence, we basically asked our leadership to carry out our due diligence effort. At the end of the day, our due diligence team came away with a very favorable impression of the operating environment at Magna. Our process resulted in a conclusion supporting a well run organization with a strong risk management culture.

We did not include any revenue synergies in our merger modeling, but believe they do exist. Magna has a unique and interesting commercial real estate servicing platform that is expandable. And given our goal to be Tennessee’s preferred CRE lender, we hope to leverage that aspect of Magna’s business to the combined firm.

Additionally, Magna services approximately $1.2 billion in residential loans currently. Their track record has been particularly sound in this area over the years. They have some very close relationships with real estate brokerage firms in their markets. So there too, we hope to be able to capitalize going forward.

Additionally, we believe we have meaningful opportunities to leverage the Pinnacle platform to Magna in Wealth Management, particularly Brokerage and Trust. The primary purchase accounting assumptions we used in our modeling are detailed on the slide. We’ll be focused on getting to a more precise answer for these items over the next few months as the close date becomes more in focus.

The synergy case involved an anticipated 25 percent cost save. As to expenses, we focused on 2016 and 2017 expense forecasts, and have a high degree of confidence that we can achieve our targets. This involved numerous meetings with the leadership at Magna going through the expense book line by line.

As I mentioned earlier, systems conversions are currently anticipated for late 4Q ’15. At the end of the day, the operating environment we believe will resemble what we have currently planned – or what we currently have in our Knoxville franchise and currently planned in Chattanooga except for the commercial and residential mortgage servicing platforms, which will remain in Memphis.

As to merger related expenses, the customary items are included here, including executive contracts, and system conversion expenses, et cetera.

Now, the good stuff, we think we have a conservative business case.

As you know we have believed basically since our founding in 2000, that Memphis was a market where Pinnacle needed to be. We have had opportunities over the years, but Magna was an opportunity we needed to capitalize upon. Magna has seen some meaningful improvement in profitability over the last two years; a testament to the Magna associates.

All things considered and believing our synergy case should basically be fully deployed in 2016. We believe a 3.4 percent accretion in 2016 is very much achievable. The transaction is neutral to tangible book value at close. Capital ratios, especially tangible and tier one, remain in very strong shape. None of the ratios above include any equity or debt offerings.

For the cost of capital crowd, a significant internal rate of return at 30 percent with a 16 P/E multiple as the terminal value after almost five years of performance.

With that, I’ll turn it back over to Terry to discuss the Memphis lift out and to wrap up.

Terry Turner:	Thanks Harold. I made this point over the years a thousand times. And I probably made it a time or two in this call already. I do continue to view our firm primarily as an organic growth firm. And I would say that Magna is a fabulous platform for organic growth.

We’ll deploy exactly the same strategy in Memphis that we have in Nashville and Knoxville, which is basically trying to hire the best bankers in the market and enabling them to move their clients to Pinnacle.

We’ve hired Damon Bell. Damon Bell previously led First Tennessee’s private banking groups in Memphis. He’ll come on board with us and be our Pinnacle Memphis president. He’ll join Pinnacle’s leadership team. He’s brought with him seven other Memphis banking professionals, basically two commercial bankers, two private bankers, a Treasury management consultant, and two support staff.

And so, they’ll come on board. And in fact, they’re on boarding as we speak. And we expect that unit to begin in earnest in the market in the next week or two once folks are trained, and have access to systems and so forth. We have filed the regulatory notices.

We’ll begin operation as a loan and deposit taking operation. The workspace is being finalized for this group. And it should be available in the next two weeks. And again, just so you understand, this group of people will be Pinnacle employees immediately and begin booking their volumes to Pinnacle.

We believe that this group, this lift out group should produce $250 million in loans and $175 million in deposits by the end of period 2017. Of course you know how that works. We incur all of the expenses from day one and build the revenues over time.

So, we would anticipate something between one and two percent dilution in 2015; and basically break even in 2016, and then greater than two percent accretion in 2017, on this lift out group. Most of you have heard me say over the long-term our desire is to build out a $2.5 billion bank in that market.

When we’re complete with the merger and close the merger in the fall of this year, Kirk Bailey will serve as our chairman in that market. And Damon Bell will serve as our president. And we believe that’s an extraordinary team, and not dissimilar to my partnership with Rob McCabe here in the Nashville market.

So, I’d say in summary hopefully it’s evident that we’re working on our long-term plans. And we’re putting in all of the foundational pieces that we’ve talked about. Memphis really represents the final piece of that market expansion puzzle. We believe Magna is the ideal platform for us to launch in Memphis.

We’ve got a major lift out, which I think provides meaningful C&I and affluent banking thrust. Magna is a very attractive transaction to us from a financial standpoint. And as Harold has already pointed out, we feel like we’ve a very conservative case, and concentrating exclusively on cost take outs. It’s a meaningfully accretive transaction. But we are very excited about revenue synergy potentials that have not been built into our business case. So, operator, with that I’ll stop. And we’ll be glad to open for questions.

Operator:	Thank you, Mr. Turner. The floor is now open for your questions following the presentation. If you would like to ask a question, please press star one on your touch tone phone. Analysts will be given preference during the Q&A.

Again, we do ask that while you pose your question that you pick up your handset to provide optimal sound quality. And our first question comes from the line of Kevin Fitzsimmons with Hovde Group. Your line is now open.

Kevin Fitzsimmons:	Hey guys and good morning.

Terry Turner:	Hey, and how are you, Kevin?

Kevin Fitzsimmons:	I’m good. I’m good, thanks. Just a quick question on the – what you think you need to have in place in Memphis. So this gives you five branches. How many do you think you’d want ultimately? And do you think any additional ones you’ll need will be strictly de novo? Or, would you be open to more deals? And that you know some of the comments you’ve made is – you know it seems kind of finalized. That this is the fourth and last, large urban market you want to be in. But I’m just curious. Does that shut the door to future M&A? Is it still open? How do you view that? Thanks.

Terry Turner:	Yes, and thanks, Kevin. I think, and let me deal first with the question of M&A. I think on the earnings call several weeks ago, I tried to spend a meaningful amount of time really addressing what our M&A strategy is. And what kinds of things we would consider.

And, of course you know one aspect of the M&A strategy, it has been the market extensions to Chattanooga and Memphis. But I think I also indicated that we would consider in market acquisitions. I specifically tried to highlight rationale for Nashville as an example. We like our distribution here in Nashville. So, if we found the opportunities where we could get meaningful cost take outs, and meaningful synergies, and so forth, an in market deal in Nashville would make sense from that perspective.

I talked about it in the case of Knoxville that we would consider additional acquisitions there. Again, in that case, it’s more about accelerating our distribution.

We now have five offices in Knoxville. I’m not sure what number you need. But it’s a number like ten. And I’ve always said eight to 12 offices. And so you know right now we’re on a path where we build out an office a year in Knoxville.

We, and the reason I talk about building out an office a year, generally, it takes us 12 months to push them through breakeven. So you know adding one a year is a pretty comfortable pace, believing if we can get it through breakeven in 12 months. And so, again I think you can see from that, that now that we’re in both Chattanooga and Memphis you know we could consider in market deals there as well.

So, I wouldn’t necessarily rule that out. Again, I just try to get this in balance. And my mindset. And I think the mindset of the leadership and the Board of this company is organic growth. That’s how we make our money. And that’s what we do best. But when we can do things that augment and add to that you know we’re receptive to that.

So, when we talk about the fourth and final market, I think the point of that Kevin is that’s the – we’re now in the geographic markets that we need to be in. But we didn’t say it’s our fourth and final acquisition. We said it’s the fourth and final market.

So, hopefully that’s helpful. I think in the case of how many offices do we need? I just mentioned our strategy of building out one a year. It’s what we do in Knoxville. That’s what our intent is in Chattanooga.

I think you could expect a similar outlook for Memphis as well. And again, I’m not sure what the total distribution system is required to be there. But it’s probably a number like ten or 12 offices over time.

Kevin Fitzsimmons:	Great, and thanks, Terry. Could I also just ask about… Both of these are coming at the same time, the deal and the team lift out. And you’ve got. You had mentioned earlier that you’ve – a long time ago stated your interest in Memphis.

But it definitely has picked up more recently in recent quarters. Can you give us a sense on what kind of timeline each of these transactions were on in terms of – you know has – have you been talking with Magna for quite some time?

And did the deal – did the team lift out come on the tail end of that once you saw that happening? Or, how each of those came about, thanks.

Harold Carpenter:	Kevin, this is Harold. I think the Magna transaction discussion started probably in January. I look back, and I think the NDA was signed somewhere towards the middle of February, I believe. So, I think that’s when the Magna started. So, I’ll let Terry talk about the Memphis lift out.

Terry Turner:	I think the Memphis lift out discussions probably began shortly after that. You know the – it’s – we intentionally, we’re working both. And frankly, had worked several other avenues as well as we’ve gone down through here. But these two plays were the most important to us as again, I keep trying to make sure we get communicated.

You know some companies have an M&A strategy where they are trying to cobble their company together with acquisitions. And that’s not what we’re trying to do. We’re trying to be an urban community bank in four urban markets in Tennessee.

As it happens, we can do some acquisitions that accelerate our entry into those markets. But still, we’re about organic growth. And so, the lift out is an important piece of what we’re doing there.

And as I say, we’re trying to take that as a platform and hire the best bankers in the market. And move market share, that’s really why we’re going to Memphis. And so, that’s the basis for the lift out. And we did work hard and do our best to try to choreograph the two simultaneously.

Kevin Fitzsimmons:	I got it, thank you.

Operator:	And our next question comes from the line of Michael Rose with Raymond James. Your line is now open.

Michael Rose:	Hey, good morning guys. How are you?

Terry Turner:	Good. How are you doing, Michael?

Michael Rose:	Good, hey I just wanted to talk about a statement that was in the press release about a $2.5 billion asset bank in Memphis. You know I assume obviously the new team members you brought in are going to be a big part of that. But you know similar to the prior question about adding a branch a quarter.

What should we expect in the way of lender hires you know over the next couple of years or however long it takes you, you think to get there? Obviously it’s probably a five plus year proposition. But you know what should we expect in terms of lending hires?

And then, secondarily you know obviously their loan mix is a little bit more skewed towards commercial real estate at this point. Would you expect that to remain relatively consistent just given the dynamics of the Memphis relative to Nashville? Thanks.

Terry Turner:	OK. I think in terms of hiring, you ought to expect us to do what we have done in Knoxville. You know and when I say that, that’s a place where we went in and we did a lift out. I can’t remember the numbers exactly. But we probably lifted out a group of six or seven day one, pretty quickly, we had 12.

And then, over time, I’d say today they’re, the Knoxville market has probably got 60 associates in it, a number like that. And that, of course, includes; and we have as I say five offices. We started with one. And, you know, have built them out. And again, that’s from 2007, to today.

The loan portfolio over there, would be just short of a billion dollars. So you know we’re at a bank with – you know when you put fixed assets and securities portfolio on it, and those kinds of things you know probably a $1.2 billion bank or something since 2007.

And so again in the case of Memphis, we’ve got an accelerant there in the form of Magna. But the purpose of the hiring there is to increase. We’re not interested in. You know when you look at mix. And if you think the mix isn’t right, there’s two things you can do.

You can say well, we like to shrink one aspect of it. That’s really not what we want to do. What we want to do is increase the C&I component and the affluent consumer component of what’s there. But we want to take what they’re doing and leverage that, and continue to grow it as well. But you should expect that the mix will change. Because the hiring emphasis will be on commercial bankers and private bankers, and the like, because that’s really what we intend to do.

I think a lot of people may not understand this about the Memphis business market. But there, the Memphis business market is larger than the Nashville business market. So, it is a fabulous business market and you know one that we expect to do well in.

Michael Rose:	OK, thanks for taking my questions.

Terry Turner:	OK, thanks, Michael.

Operator:	Thank you. And our next question comes from the line of Kevin Reynolds with Wunderlich Securities. Your line is now open.

Kevin Reynolds:	Thank you and congratulations guys on entering Memphis.

Terry Turner:	Well, thank you, Kevin.

Kevin Reynolds:	So, I’ve got two questions. One that I think you may have touched on already and talked a good bit about. So, I’ll ask it second. But I was interested in perhaps in talking a little bit about the fee income opportunity.

I know you mentioned that Magna had relationships with some firm you know with real estate firms in their markets. And specifically as I look out there, and I see you know sort of the Crye-Leike relationship. You know I think they’re in something like nine states across the south, and not just Memphis and Nashville.

Do you sense that there’s an opportunity over time to take the existing relationship that Magna Bank has with Crye-Leike and maybe expand it into other markets to drive fee income growth beyond what we might see on the surface. And then, maybe even longer term you know and sort of years down the line might you be able to piggy-back off of some of those Crye-Leike offices in states outside of Tennessee to perhaps drive some fee income growth? And I’m not asking about branch banking in other states, but just the fee income opportunity and the mortgage loans.

Terry Turner:	Yes. Kevin that is a great question. And you’re right. Magna has an extraordinarily strong relationship with Crye-Leike. Crye-Leike I believe is – and I don’t have a source for you on this. It’s just what I’ve been told. So, I’ll pass it along in that format. I believe it is the fifth largest real estate brokerage in the United States.

That’s an unbelievable thing. So, as you pointed out, it’s very large. It’s predominately in the southeast. It operates in nine states. Magna has a number of offices that are actually located in Crye-Leike offices where they do mortgage origination. And it is a fabulous business.

So, I think in answer to your question, did we see that there are incremental fee opportunities that could be associated with the Crye-Leike relationship in other Tennessee markets as well as non-Tennessee markets, we certainly intend to explore those and understand those. And I would be surprised if we don’t find some meaningful revenue synergies that go along with that really important and high profile relationship. I just say Kevin beyond that, while that’s a meaningful opportunity, Magna is a great commercial real estate lender. I think Harold hit on that and talking about what we see on their balance sheet, which is obvious.

They’ve got a meaningful component of it dedicated to CRE, and income producing properties and the like. But they run a meaningful commercial loan brokerage operation there. They’ve got some professionals that are widely known and that control a good number of relationships with traditional permanent lenders, insurance companies, and the like.

And it serves as a meaningful source of fee income to Magna. And as we’ve talked, we’re in the process of trying to build the best in class commercial real estate business in the state of Tennessee. And so, we believe there are opportunities to take that commercial real estate brokerage capability and leverage that back across the rest of the footprint.

They’re likely to be good opportunities there. And again, there’s several other opportunities that are similar to that. And they’re probably too early to really highlight. But again, we don’t build them into the business case.

We just don’t like doing that. I’d rather focus on making sure I get the cost synergies to make the deal work. But I would be shocked that they’re not meaningful revenue synergies in this transaction.

Kevin Reynolds:	OK, got you – and then my next question goes back to, I think the chart on slide 4, where you’ve got each of your urban markets identified and the top three competitors. And then it’s the same across the board.

But what’s different, I think and a little bit different in Memphis versus Nashville is that – is that First Horizon is so strong on the commercial side there where they’re not as strong in middle Tennessee. I know you’ve lifted the team out of there.

So, there ought to be some – I will put it this way, institutional understanding of what the opportunity is. But does – is the competitive environment different because the player at the top is different in Memphis? Do you think it’s going to be harder or for you to really break into that market than what you’ve done in the past? And, or – and considering the Regions in SunTrust are a little bit smaller in terms of competitive mix there?

Terry Turner:	Yes. That’s a great question. Look, First Horizon is a great company. I would say First Horizon is the number one bank in the state on almost any metric you want to look at. And whether you’re talking about consumer share or business share. And look at most of the MSAs in the state, they would have a number one share position.

And of course, they have an extraordinarily strong position in Memphis. I pointed out earlier in the call, the market share chart on slide 22. You know they’re at 26 percent market share, which is an extraordinary position. And so, I would say yes. First Horizon is a formidable competitor.

They’re a formidable competitor in Nashville. They’re a little later coming to the table. But at the end, I view them to be a meaningful competitor in the Nashville market even though they wouldn’t show up in the top four banks. But again, and in terms of who we compete with, they certainly would be a meaningful competitor here.

And then, of course, in Knoxville and Chattanooga, they have a meaningful position. It’s not an unassailable position first of all. And I would just say you know the – if you look at the chart for Chattanooga, it looks virtually identical to Memphis. And CapitalMark has been extraordinarily successful executing what is fundamentally our strategy in that market.

And they now have a number four market share position there. They have been the fastest growing bank in that market. And then, in the case of Knoxville, again it’s the same exact competitive landscape. And again we’ve been the fastest growing bank in that market; now in a number six position and traveling pretty fast.

So, I guess again, I don’t want anybody to think that we wouldn’t have a high regard for any of these competitors. And particularly that we wouldn’t have a high regard for First Tennessee. It’s a credible and formidable competitor.

As I say I don’t think they’re completely unassailable. But again, the market doesn’t look dissimilar to me in terms of the competitive landscape than East Tennessee, either in Chattanooga or Knoxville.

Kevin Reynolds:	OK, and I guess one thing. You may not have a great answer for this one. Because it’s hard to track.
But you know we can see the deposit market share where you know say a First Horizon is 26 percent on that slide 22.

And Regions is 18 percent. Do you have any feel for again, the commercial loan size of the market and plus with their market share? I mean, I’ve heard some people estimate that the numbers might be 50 percent of the commercial market over there.

I don’t know how you know how you can track that. But I know you guys have done those kind of studies on commercial banking relationships in middle Tennessee, and make – you know and make public your, you know the studies and your presentations before. Have you done that kind of research yet on Memphis to get a feel for how big the commercial banking opportunity is and not just the deposit side?

Terry Turner:	Yes. We have a preliminary information from Greenwich. And it would indicate that First Horizon is the number one business bank in that market.

Kevin Reynolds:	OK. Not – but no size? You know you don’t. Do you have any indication of the size?

Terry Turner:	You know I don’t. I’ve got some proxies for it. But I’d be concerned about putting those out there.

Kevin Reynolds:	OK. Yes.

Terry Turner:	It’s a – it’s a big… You know if you just look at it in terms of the number of businesses you know you can sort of break it apart by a sales range. You know companies less than $10 million, and companies with sales from $10 to $500 million; and companies with sales greater than $500 million. You know in all of those segments, Memphis would be a bigger business market than Nashville is.

Kevin Reynolds:	OK, fair enough, and thanks for all your – for taking all of my questions. And congratulations again.

Terry Turner:	OK, thanks Kevin.

Operator:	As a reminder, if you would like to ask a question at this time, please press star then one on your touch tone telephone. And our next question comes from the line of Tyler Stafford with Stephens. Your line is now open.

Tyler Stafford:	Hey good morning, guys. I’m on for Matt today. Congrats on the deal. I hopped on a bit late. So, I apologize if I missed this earlier. But clearly, it’s been a busy start of the year for you guys. One deal closed and now two pending.

Is it fair to say that you’re on the sidelines for the remainder of the year? Or, would you be comfortable announcing something else while these two deals are still pending?

Terry Turner:	Tyler, I don’t know. I mean I don’t like honestly giving an answer to that question just because I don’t know what the future does hold. We’re not aimed at something. But you know again, I’d rather just say you know what we’re going to do is whatever the smart thing to do is. And it could well be to stay on the sidelines. But we’re going to do whatever the smart thing is.

Tyler Stafford:	OK, and that’s fair. A question on capital, pro forma TCE at 8.5 percent with both deals closed. Obviously, it’s still very healthy. But it is below where you’ve operated at for the past few years.

Can you give us any color on how you’re thinking about capital once these deals close? I think the press release may have mentioned something about potential debt raise. Just any color or commentary there?

Harold Carpenter:	Yes, Tyler all of the tier one ratios and all of the tangible capital ratios we think are very healthy in good ranges. We don’t think we have any issues in that regard. The one ratio is the total risk based, which has a tier two capital component to it, that’s the one we’re studying.

That’s the one that’s probably got less of a cushion than the others. So, that’s what’s brought up this whole sub debt issuance idea that we’ve talked about both in the CapitalMark transaction and as well as in the Magna transaction.

So, we’re still putting together pro formas. We’ll know more over the next few months. I’m not saying we’re going to do a debt issuance. But we just – we just need to kind of get and come to grips with where we think those ratios are going to land; and then, visit with our Board about it.

Tyler Stafford:	I got it. All right, that’s it for me, thanks.

Operator:	Thank you. And our next question comes from the line of Andy Stapp with Hilliard Lyons. Your line is now open.

Andrew Stapp:	Good morning, and congratulations.

Terry Turner:	Thanks Andy.

Andrew Stapp:	I’m a little confused by the five percent long-term accretion guidance on slide 5. Do you mean that the five percent accretion will be over and beyond CapitalMark? I’m just a little confused. The footnote says inclusive.

Terry Turner:	Yes, we think – we think Magna when you get into the out years, it should be more than a five percent long-term accretion.

Andrew Stapp:	OK, by – it’s by itself.

Harold Carpenter:	Yes.

Andrew Stapp:	OK, that’s what I thought. And the due diligence overview indicated that there would likely be resources and systems enhancements to mortgage servicing, just number one. Were the, will the enhancements be material from a cost perspective and two – did you see any deficiencies that you might be a little bit concerned about in Magna?

Harold Carpenter:	You know we didn’t. We did not see any deficiencies there. What we think will happen is when you add on the servicing that we currently do in our system. And you put that on to their systems, plus whatever new servicing we have that there may be an upgrade in the works. And it probably wouldn’t be a significant number.

Andrew Stapp:	OK, great. That’s it for me, my other questions are answered.

Terry Turner:	Thank you Andy.

Andrew Stapp:	Thanks.

Operator:	Thank you. And our next question from the line of Brian Martin with FIG Partners. Your line is now open.

Brian Martin:	Hey guys congrats.

Terry Turner:	Thanks Brian.

Brian Martin:	Hey just one question Harold. Just the – you talked about with CapitalMark the – you know the sensitivity kind of getting back to where you guys were. Any thoughts on you know now with this acquisition? Does that statement feel pretty similar to what you’d expect you know as now that you’re closing them both around the same time?

Harold Carpenter:	Brian, I think you – did you ask about sensitivity? Is that where you were headed?

Brian Martin:	Yes, just asset sensitivity; just you know what this – what this will do relative to what your earlier thoughts were on asset sensitivity with CapitalMark included?

Harold Carpenter:	Yes. I think this will be helpful. I’m not saying it’s going to cure all of the things. But we believe Magna’s balance sheet is in a good spot.

Brian Martin:	OK. All right, thanks Harold. And that’s all I had. The other one was answered.

Operator:	I am showing no further questions at this time. I would like to thank you all for participating in today’s conference. This does conclude the program. And you may all disconnect.

END